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                                                                    Exhibit 4.1



                                 NETEGRITY, INC.
                    2001 INTERIM GENERAL STOCK INCENTIVE PLAN


     1.   Purpose of the Plan.

     The purpose of this stock option plan (the "Interim Plan") is to provide a means by which eligible employees of Netegrity, Inc. (the "Company") and any present or future subsidiaries of the Company may purchase common stock of the Company through the exercise of nonqualified stock options. It is intended that, except as otherwise provided herein, the Interim Plan shall be maintained and administered in accordance with the provisions of the Netegrity, Inc. 2000 Stock Incentive Plan ("2000 Plan"). Except as otherwise provided herein, all terms, conditions, and limitations of the 2000 Plan are incorporated by reference in their entirety in this document as if they had been fully stated herein.


     2.   Stock Subject to the Plan.

     The maximum number of shares of common stock par value $.01 per share of the Company ("Common Stock") available for nonqualified stock options granted under this Interim Plan shall be 600,000 shares of Common Stock, subject to adjustment in accordance with Section 12 of the 2000 Plan. Shares issued under the Interim Plan may be authorized but unissued shares of Common Stock, or shares of Common Stock held in treasury by the Company. The number of shares of Common Stock available for grant under this Interim Plan shall not affect the number of shares available for grant under the 2000 Plan.


     3.   Eligible Employees.

     Options may be granted under this Interim Plan to any employee of the Company or any of its subsidiaries other than an employee who is either (i) designated by the Company as a Section 16 reporting person for purposes of Securities Exchange Act of 1934, as amended, (ii) determined by the Company as likely to be subject to the tax deduction limitations of Section 162(m) of the Internal Revenue Code of 1986, as amended, or (iii) determined by the Company to constitute an "officer" or a "director" for purposes of Rule 4350(i)(1)(A) of the Rules of the National Association of Securities Dealers, Inc.


     4.   Administration of the Plan.

     Subject to the provisions of this Interim Plan, the President of the Company shall have the same discretionary authority and control to administer this Interim Plan as the Committee has with respect to the 2000 Plan, including without limitation the authority (subject to the eligibility requirements of Section 3 of this Interim Plan) to designate which employees of the Company or any of its subsidiaries shall be eligible to receive grants of nonqualified stock options. The grant of stock options under this Interim Plan by the President shall be on such terms and conditions as deemed appropriate by the

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President, provided that the terms and conditions of the options otherwise comply with all provisions of this Interim Plan and do not exceed 20,000 shares per individual per twelve (12) month calendar period.


     5.   Effective Date.

     This Interim Plan shall take effect as of the date of adoption by the Board of Directors of the Company and shall not be subject to approval of the shareholders of the Company.


     6.   Termination and Amendment.

     Unless sooner terminated as herein provided, this Interim Plan shall terminate two (2) years from the date upon which the plan was duly adopted by the Board of Directors of the Company. The Board of Directors may at any time terminate this Interim Plan or make such modification or amendment thereof as it deems advisable.